SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 5)*
GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1   (the “Issuer”)
(Name of Issuer)
Series B Shares of Common Stock (“Series B Shares”)
(Title of Class of Securities)
40051022
(CUSIP Number)

Victor Bravo Martin
Blvd. Manuel Ávila Camacho 36, Piso 15
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City, Mexico
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013; July 17, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

_________________________
1 Translation of Issuer’s Name: Central North Airport Group.
2 CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Shares.

CUSIP No. Not Applicable	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,702,700 Series B Shares
	8	SHARED VOTING POWER 66,800,000 Series B Shares
	9	SOLE DISPOSITIVE POWER 98,702,700 Series B Shares
	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,502,700 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Aeroinvest, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,702,700 Series B Shares
	8	SHARED VOTING POWER 66,800,000 Series B Shares
	9	SOLE DISPOSITIVE POWER 98,702,700 Series B Shares
	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,502,700 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 66,800,000 Series B Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,800,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	Page 5 of 12 Pages

This Amendment No. 5 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2009 (the “Schedule 13D”), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Aeroinvest, S.A. de C.V. (“Aeroinvest”) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.                                Source and Amount of Funds or Other Consideration.

Since the Reporting Persons filed the Schedule 13D/A with the Securities and Exchange Commission on March 10, 2009, the Reporting Persons have disposed of an aggregate of 69,000,000 Series B Shares at an aggregate sale price of approximately U.S.$ 215 million in an underwritten secondary public offering.  Aeroinvest accounted for all of such sales by the Reporting Persons.

On July 8, 2013, Aeroinvest and the Issuer announced the offering by Aeroinvest of 60,000,000 Series B Shares, directly or in the form of American Depositary Shares (“ADSs”), of the Issuer (the “Base Offering”).  The offering price for the securities, announced on July 9, 2013, was Ps. 40.00 per Series B Share and U.S. $24.755 per ADS.  The Base Offering settled on July 12, 2013.

On July 12, 2013, the underwriters of Aeroinvest’s offering of the Issuer’s Series B Shares gave notice of their intention to exercise the over-allotment option for an additional 9,000,000 Series B Shares, directly or in the form of ADSs (the “Additional Offering”), at prices equivalent to those of the Base Offering. The Additional Offering settled on July 17, 2013.

Item 4.                                Purpose of Transaction.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by ICA.

CUSIP No. Not Applicable	Page 6 of 12 Pages

Item 5.                                Interest in Securities of the Issuer.

(a)           The Reporting Persons have the following direct beneficial ownership interests in Series B Shares:

	Series B Shares Directly Owned(1)
	Number	% of Class
ICA(2)	0	0
Aeroinvest(3)	98,702,700	24.7%
SETA(4)	66,800,000	16.7%

(1) All percentages are based on 399,127,527 Series B Shares outstanding as of July 17, 2013, which is comprised of 340,327,527 Series B Shares outstanding at that date plus 58,800,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares.

(2) Aeroinvest is a wholly-owned subsidiary of ICA and thus ICA may be deemed to indirectly beneficially own all Series B Shares directly beneficially owned by Aeroinvest.

(3) Aeroinvest directly beneficially owns 74.5% of SETA’s capital stock and thus may be deemed to indirectly beneficially own all of the Series B Shares and Series BB shares directly beneficially owned by SETA.

(4) Includes 58,800,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares.

(b)           ICA has sole voting and dispositive power with respect to 98,702,700 Series B Shares, and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

Aeroinvest has sole voting and dispositive power with respect to 98,702,700 Series B Shares and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

SETA, through its ownership of Series BB shares, is deemed to have shared voting and dispositive power with respect to 66,800,000 Series B Shares.  Series BB shares directly beneficially owned by SETA are considered shared as to voting and dispositive power because SETA is 74.5% owned by Aeroinvest and 25.5% owned by ADPM.

On June 22, 2007, in connection with a refinancing transaction, Aeroinvest, ADPM (which owns 25.5% of SETA), SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote the Series B Shares it owns directly in the same way SETA votes its Series B Shares at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.  An English translation of this agreement is filed as an exhibit hereto.

(c)           All transactions in Series B Shares effected by the Reporting Persons during the 60 day periods ended July 17, 2013 are listed in Schedule I hereto.

(d)           Not applicable.

CUSIP No. Not Applicable	Page 7 of 12 Pages

(e)           Not applicable.

Item 7.                      Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among ICA, Aeroinvest and SETA (incorporated by reference to the Schedule 13D (File No. 005-82627) filed November 21, 2007)

Exhibit 2
Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fuduciaria, English translation (incorporated by reference to the Issuer’s annual report on Form 20-F (File No. 001-33168) filed on July 2, 2007)

Exhibit 3
Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aeroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 4
Amendment to Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 5
Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 6
Trust Agreement among the Issuer, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnologia Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria, or Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	Page 8 of 12 Pages

Exhibit 7
Amendment to the Trust Agreement among the Issuer, SETA, and Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	Page 9 of 12 Pages
SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2013

EMPRESAS ICA, S.A.B. DE C.V.	By: /s/ Victor Bravo Martin
Victor Bravo Martin
Legal Representative

CUSIP No. Not Applicable	Page 10 of 12 Pages

July 17, 2013

AEROINVEST, S.A. DE C.V.	By: /s/ Victor Bravo Martin
Victor Bravo Martin
Legal Representative

CUSIP No. Not Applicable	Page 11 of 12 Pages
SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2013

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.	By: /s/ Porfirio Gonzalez Alvarez
Porfirio Gonzalez Alvarez
Legal Representative

By: /s/ Stephane Laurent Christian Lemoine
Stephane Laurent Christian Lemoine
Legal Representative

CUSIP No. Not Applicable	Page 12 of 12 Pages

SCHEDULE I

(i) Within the past 60 days of July 17, 2013, the Reporting Persons effected the following transactions in Series B Shares on the Mexican Stock Exchange:

On July 12, 2013, Aeroinvest closed its underwritten secondary public offering and disposed of an aggregate 60,000,000 Series B Shares at a price per Series B Share of Ps. 40.00 (approximately U.S.$ 3.0944) and a price per ADS of U.S.$ 24.755.